ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann

T +1 617 951 7114

F +1 617 235 7346

adam.schlichtmann@ropesgray.com

April 25, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: State Street Institutional Investment Trust (Registration Nos. 33-30810 and 811-09819)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of State Street Institutional Investment Trust (the “Trust”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(2) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A, and (4) Regulation S-T, is Post-Effective Amendment No. 48 to the Trust’s Registration Statement under the Securities Act and Amendment No. 49 to the Trust’s Registration Statement under the 1940 Act (“Amendment No. 48/49”), including (i) the Prospectus for State Street Strategic Real Return Fund, State Street Target Retirement Fund, State Street Target Retirement 2015 Fund, State Street Target Retirement 2020 Fund, State Street Target Retirement 2025 Fund, State Street Target Retirement 2030 Fund, State Street Target Retirement 2035 Fund, State Street Target Retirement 2040 Fund, State Street Target Retirement 2045 Fund, State Street Target Retirement 2050 Fund, State Street Target Retirement 2055 Fund, State Street Target Retirement 2060 Fund, State Street Global Managed Volatility Fund, State Street Opportunistic Emerging Markets Equity Fund, State Street Small Cap Emerging Markets Equity Fund, State Street Equity 500 Index II Portfolio, State Street Strategic Real Return Portfolio, State Street Aggregate Bond Index Portfolio and State Street Global Equity ex-U.S. Index Portfolio, each a series of the Trust (the “Funds”); (ii) the Statement of Additional Information for the Funds; and (iii) other information and the signature pages.

Amendment No. 48/49 is being filed principally for the following two reasons: (i) registering Class A, Class C, Class I and Class K shares of State Street Strategic Real Return Fund, State Street Target Retirement Fund, State Street Target Retirement 2015 Fund, State Street Target Retirement 2020 Fund, State Street Target Retirement 2025 Fund, State Street Target Retirement 2030 Fund, State Street Target Retirement 2035 Fund, State Street Target Retirement 2040 Fund, State Street Target Retirement 2045 Fund, State Street Target Retirement 2050 Fund, State Street Target Retirement 2055 Fund, State Street Target Retirement 2060 Fund, State Street Global Managed Volatility Fund, State Street Opportunistic Emerging Markets Equity Fund and State Street Small Cap Emerging Markets Equity Fund, each a new series of the Trust and (ii) adding State Street Equity 500 Index II Portfolio, State Street Strategic Real Return Portfolio, State Street

Securities and Exchange Commission	- 2 -	April 25, 2014

Aggregate Bond Index Portfolio and State Street Global Equity ex-U.S. Index Portfolio as new series of the Trust. It is intended that this Amendment No. 48/49 become effective 75 days after filing pursuant to paragraph (a)(2) of Rule 485.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7114

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

Enclosures